PROSPECTUS SUPPLEMENT NO. 6 (to prospectus dated June 16, 2022)	Filed Pursuant to Rule 424(b)(3)
Registration No. 333-264619

UP TO 199,825,500 ORDINARY SHARES

OF

GOGORO INC.

This Prospectus Supplement No. 6 is being filed to update and supplement the information contained in the prospectus dated June 16, 2022 (as supplemented from time to time, the “Prospectus”) that forms a part of our Registration Statement on Form F-1 (File No. 333-264619) with the information contained in the Current Report on Form 6-K, filed with the Securities and Exchange Commission (“SEC”) on December 15, 2022 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this Prospectus Supplement No. 6.

The Prospectus and this Prospectus Supplement No. 6 relate to the offer and sale by us of (i) 17,250,000 ordinary shares, par value $0.0001 per share (“Ordinary Shares”) of Gogoro Inc. (the “Company”) issuable upon the exercise of 17,250,000 redeemable warrants to purchase Ordinary Shares, which were originally issued in the initial public offering of Poema Global at a price of $10.00 per unit, with each unit consisting of one Class A ordinary share of Poema Global and one-half of one warrant of Poema Global and are exercisable at a price of $11.50 per share (the “Public Warrants”), and (ii) 9,400,000 Ordinary Shares issuable upon the exercise of 9,400,000 private placement warrants (the “Private Placement Warrants,” and together with the Public Warrants, the “Warrants”) held by certain affiliates of Poema Global Partners LLC (the “Sponsor”), which were purchased at a price of $1.00 per warrant in a private placement to the Sponsor and are exercisable at a price of $11.50 per share.

The Prospectus and this Prospectus Supplement No. 6 also relate to the resale from time to time by the selling securityholders named in the Prospectus or their permitted transferees (the “Selling Securityholders”) of (i) 29,482,000 Ordinary Shares (the “PIPE Shares”) purchased by certain investors (the “PIPE Investors”) on April 4, 2022 (the “Closing Date”) pursuant to separate subscription agreements dated September 16, 2021, January 18, 2022 and March 21, 2022 (the “PIPE Subscription Agreement”) at a price of $10.00 per Ordinary Share, (ii) 125,668,500 Ordinary Shares beneficially owned by certain shareholders of the Company prior to the Closing Date (“Legacy Gogoro,” and such Ordinary Shares, the “Legacy Gogoro Shares”) (inclusive of up to 7,075,741 Ordinary Shares issuable to such shareholders pursuant to the earnout provisions of the Merger Agreement (as described in the Prospectus) which were either purchased by investors (the “Private Investors”) in connection with arms-length private financings at prices of $1.00 to $3.50 per share or approximately $1.14 to approximately $4.00 per share (after accounting for the Subdivision Factor) or granted pursuant to pre-Business Combination incentive equity grants in the form of restricted stock units or options which were exercised by the recipients of such grants (the “Equity Grant Recipients”) at $0.0001 per share or $0.0001 per share (after accounting for the Subdivision Factor), (iii) 8,625,000 Ordinary Shares issued to certain affiliates of the Sponsor (the “Sponsor Shares,” and together with the Legacy Gogoro Shares, the “Affiliated Shares”) (which were purchased by the Sponsor for $25,000 or approximately $0.003 per share) and (iv) 9,400,000 Ordinary Shares issuable upon the exercise of the Private Placement Warrant. The Ordinary Shares offered by the Selling Securityholders are identified in the Prospectus as the Registered Shares (the “Registered Shares”). The Selling Securityholders may, or may not, elect to sell Registered Shares as and to the extent that they may individually determine.

This Prospectus Supplement No. 6 updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Prospectus Supplement No. 6 should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this Prospectus Supplement No. 6, you should rely on the information in this Prospectus Supplement No. 6.

Our Ordinary Shares and Public Warrants are currently traded on the Nasdaq Global Select Market (“Nasdaq”) under the symbols “GGR” and “GGROW,” respectively. On December 14, 2022, the last quoted sale price for our Ordinary Shares as reported on Nasdaq was $3.48 per share and the last quoted sale price for our Public Warrants as reported on Nasdaq was $0.44 per warrant.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, and are therefore eligible to take advantage of certain reduced reporting requirements otherwise applicable to other public companies.

We are also a “foreign private issuer,” as defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions under Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in “Risk Factors” beginning on page 11 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this Prospectus Supplement No. 6. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 15, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2022

Commission File Number: 001-41327

GOGORO INC.

11F, Building C,

No. 225, Section 2, Chang’an E. Rd.

SongShan District, Taipei City 105

Taiwan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Amendment to the Medium to Long-Term Credit Facility Agreement

On December 14, 2022, Gogoro Network (Cayman), Taiwan Branch (“Borrower”), a branch office of Gogoro Network (Cayman) (“Borrower’s Parent”) and a wholly owned subsidiary of Gogoro Inc. (“Gogoro”), entered into an Amendment Agreement to the Medium to Long-Term Credit Facility Agreement (First Amendment) (the “Amendment”), by and among Borrower, Borrower’s Parent, Gogoro in its capacity as guarantor, and Mega International Commercial Bank Co., Ltd. (“Mega Bank”), to the Medium to Long-Term Credit Facility Agreement, dated January 6, 2021 (the “Original Agreement”), that originally provided for a credit facility in an aggregate principal amount of up to an equivalent of US$200 million in New Taiwan Dollars (the “Credit Facility”).

The Amendment, among other things, amends the Original Agreement to extend the maturity date from two years from the initial drawdown date to four years and ten months from the initial drawdown date, which maturity date is now December 20, 2025. As of the date of the Amendment, the outstanding principal amount was NT$3,975,000,000. Pursuant to the Amendment, the outstanding principal amount shall be amortized and repaid quarterly beginning on December 20, 2022.

As amended by the Amendment, the interest rate under the Credit Facility is a floating per annum rate based on the 3-month Taipei Interbank Offered Rate, adjusted quarterly, plus a margin of 1.60%, subject to a possible reduction of 0.01% if certain environmental, social and governance benchmarks are met (in each case, subject to a minimum annual interest rate floor of 1.85%).

Gogoro’s liquidity ratio and debt ratio financial covenants were also amended in connection with the Amendment and, if Gogoro fails to comply with its financial covenants, subject to certain cure and rectification rights, Borrower has agreed to pay a monthly fee of 0.15% per annum on the then outstanding principal balance.

Pursuant to the Amendment, Borrower has also agreed to a 0.1% fee on the then outstanding principal balance if Borrower and Gogoro do not maintain an aggregate average balance on deposit with Mega Bank’s financial holding branch equal to at least 20.0% of the outstanding principal amount under the Credit Facility, tested quarterly.

In addition, in connection with the Amendment, Gogoro’s Chief Executive Officer has been released from acting as a guarantor to the Credit Facility. Gogoro continues to be a guarantor under the Credit Facility.

A copy of the Amendment is attached as Exhibit 10.1 to this Current Report on Form 6-K and is incorporated by reference herein. The above description is qualified in its entirety by reference to the full text of the Amendment.

Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

The information set forth under “Amendment to the Medium to Long-Term Credit Facility Agreement” is incorporated herein by reference.

EXHIBIT INDEX

Exhibit Number	Exhibit Title

10.1	Agreement to Medium to Long-Term Credit Facility Agreement (First Amendment)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gogoro Inc.

Date: December 15th, 2022	/s/ Bruce Morrison Aitken
Bruce Morrison Aitken
Chief Financial Officer

Exhibit 10.1

Amendment Agreement to the Medium to Long-Term

Credit Facility Agreement (First Amendment)

(English Translation)

Parties:

Mega International Commercial Bank Co., Ltd. (hereinafter “Party A” and including its designed person)

Gogoro Network (Cayman), Taiwan Branch (hereinafter “Party B” and including its legal representative, heir or successor)

Whereas, in order to meet the funding requirements of electric vehicle battery purchase, Party B has sought credit facility in an amount of US$200 million in equivalent New Taiwan Dollars (hereinafter this “Credit Facility”) and entered into a Medium to Long-Term Credit Facility Agreement with Party A, and the guarantor, Gogoro Inc. and Hok-Sum Horace Luke (Ref. no. 201-02-109312) (hereinafter the “Original Agreement”, and including its subsequent amendment or letter exchange, if any). To release Hok-Sum Horace Luke from acting as the guarantor and amend certain provisions, Party B hereby invites the successive guarantor, Gogoro Inc., to enter into this Amendment Agreement to the Medium to Long-Term Credit Facility Agreement with Party A (hereinafter this “Amendment Agreement”), for which all parties agree as follows:

I.	The guarantors to the Original Agreement, Gogoro Inc. and Hok-Sum Horace Luke, shall be amended to Gogoro Inc. only (hereinafter “Party C”).

II.	Article 1 (II) (Credit Facility Amount) to the Original Agreement shall be amended as follows:

The original facility amount shall be US$200,000,000 in equivalent New Taiwan Dollars, on non-revolving basis. As of the date of requesting for change of terms of this Credit Facility, the outstanding principal is NT$3,975,000,000 (removing “Total drawdown under this Agreement and under the Gogoro Inc. Medium and Long-Term credit Facility Agreement 201-02-109311 shall not exceed US$200,000,000 or the equivalent in other currencies.”)

III.	Article 1 (V) (Credit Period) to the Original Agreement shall be amended as follows:

4 years and 10 months from the initial drawdown date (2021/2/20~2025/12/20)

IV.	Article 1 (VII) (Repayment Deadline and Manner) to the Original Agreement shall be amended as follows:

The principal shall be amortized and repaid over 13 installments, with the expiry of 1 year and 10 months from the initial drawdown date (2022/12/20) as the first installment and the each subsequent installment being 3 months. NT$575,000,000 shall be repaid upon the expiry of the 1st installment; NT$200,000,000 shall be repaid per installment from the 2nd to 7th installments; NT$300,000,000 shall be repaid per installment from the 8th to 12th installments and the remaining NT$700,000,000 shall be repaid upon the expiry of 13th installment.

V.	Article 1 (VIII) (Interest Accrual and Payment) to the Original Agreement shall be amended as follows:

1.

3-month Taipei Interbank Offered Rate (TAIBOR) plus 1.6%, with taxes borne by Party B, provided that the rate shall not be lower than 1.85% before tax. Interest is payable on a monthly basis and interest rate is adjusted once every 3 months.

2.	ESG Interest Rate Adjustment Mechanism –

(1)

It shall be calculated by reference to the accumulated carbon emission reduction per annum (hereinafter “Carbon Saved”), contributed by the battery lease and the relevant energy technology service offered by Party B for the electric scooters within the Republic of China. If the Carbon Saved reaches 120,000 tons or more compared to those of the previous year, then the interest rate margin of the Credit Facility may be lowered by 0.01%, provided that the interest rate shall not be lower than 1.85% after the application of ESG interest rate adjustment mechanism.

(2)

The foregoing Carbon Saved may be referred to the contents in the CPA-audited annual financial report of Party B, or a report issued by an independent third-party agency, and will apply from the next interest rate period following the submission of the annual financial report or report of independent third-party agency. If Party B’s 2021 annual financial report or report of independent third-party agency shows that Party B’s Carbon Saved in the year of 2021 reaches the foregoing benchmark, it may request for applying the same starting from the next interest rate period following the execution of this Amendment Agreement.

VI.	Article 1 (X) (Other Individually Negotiated Terms) to the Original Agreement shall be amended as follows:

1.	Financial Covenants:

(1)	During the period of existence of this Credit Facility, Party C Gogoro Inc. must maintain the following financial ratios and requirements (subject to review from 2023/5/31):

A.	Liquidity ratio [liquid asset / liquid debt]: ≥ 100%;

B.

Debt ratio [(total debt – leasing debt) / shareholder equity]: Applicable in accordance with Party C’s earnings before tax margin; if the earnings before tax margin are < 0%, the debt ratio shall be ≤ 400%; if the earnings before tax margin are ≥ 0%, the debt ratio shall be ≤ 450%.

(2)

The forgoing financial ratios shall be reviewed every half a year starting from the date of 2022 consolidated financial report, and shall be based on the Party C’s annual consolidated financial report audited by an accountant acceptable to the Party A or the second-quarter consolidated financial report as published and filed with the US Securities and Exchange Commission ((hereinafter “SEC”) in conjunction with Form 6-K. Party C shall also submit a declaration letter of no financial covenant violation to Party A.

(3)

If Party C breaches any financial ratio or requirement above, Party C shall make rectification (calculated based on the Party C’s audited consolidated financial report or the the second-quarter consolidated financial report as published and filed with the SEC in conjunction with Form 6-K.) before the following review date. Failure to make rectification before the rectification deadline shall not be deemed a breach. However, starting from the day following the rectification deadline (i.e., October 1 or next June 1 after the relevant reviewing period) until the date of rectification, a monthly compensation shall be charged at 0.15% per annum on the balance of outstanding principle under this Credit Facility and paid at the interest payment date. In case of two consecutive failures to meet the above financial ratios or requirements, such failure shall still not be deemed a violation of covenants. However, Party C shall submit specific financial improvement measures (including but not limited to capital increase in cash) to Party A.

2.

During the period of existence of this Credit Facility, Party B shall purchase full-amount insurance (including but not limited to theft insurance, fire insurance, product liability insurance, etc.) with standards consistent with the industry for electric vehicle batteries, battery swapping facilities and their ancillary facilities that are acceptable to Party A (if the terms and items proposed by Chung Kuo Insurance Company Ltd. meet Party B’s requirements and if the fee charge manners and amounts are the same as other insurers, insurance shall be purchased from Chung Kuo Insurance Company Ltd. in priority), at Party B’s cost.

7.

Party B covenants that the aggregate average deposit balance maintained by Party B and Gogoro Inc. with Party A’s financial holding branch shall reach 20% of the outstanding principal amount of this Credit Facility. Failure to meet this requirement, a commitment fee shall be charged at 0.1% on the balance of outstanding principal. This requirement shall be reviewed on a quarterly basis.

VII.	This Amendment Agreement shall constitute part of the Original Agreement with the same effect.

VIII.

Any failure to claim for or exercise any right in any provision in the Original Agreement or this Amendment Agreement shall neither be deemed a waiver nor affect the effectiveness of the Original Agreement and this Amendment Agreement.

IX.	Unless otherwise provided in this Amendment Agreement, the Parties agree to comply with the remaining provisions in the Original Agreement.

X.	The parties agree to make the same covenants, representations and warranties as prescribed in the Original Agreement.

XI.	This Agreement shall be produced in four duplicates, with one original kept by Party A, Party B, Party B’s parent and Party C.

(The remaining of this page is left blank)

Signed by:

Party A: Mega International Commercial Bank Co., Ltd.

/s/ Chang, Chao-Shun

Legal Representative: Chang, Chao-Shun

Authorized Representative: Financial Holding Branch Manager, Yeh, Yong-Cheng

Address: No. 123, Section 2, Zhongxiao East Road, Zhongzheng District, Taipei City

Party B: Gogoro Network (Cayman), Taiwan Branch

/s/ Pan, Jiing-Luen

Legal Representative: Pan, Jiing-Luen

Address: No. 33, Dinghu Road, Dahua Village, Guishan District, Taoyuan City

Profit-Seeking Enterprise Tax No.: 54387162

Party B’s Parent: Gogoro Network (Cayman)

/s/ Hok-Sum Horace Luke

Legal Representative: Director Hok-Sum Horace Luke

Address: 190 Elgin Avenue, George Town, Grand Cayman, KY1-9008, Cayman Islands

Party C:

Guarantor: Gogoro Inc.

/s/ Hok-Sum Horace Luke

Legal Representative: Director Hok-Sum Horace Luke

Address: 190 Elgin Avenue, George Town, Grand Cayman, KY1-9008, Cayman Islands

Date: December 14, 2022